Innovation for patient care *

07023296

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953

3 May 2007

SUPPL

RECEIVED
2007 MAY -7 A 10:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

PROCESSED
MAY 10 2007
THOMSON
FINANCIAL

p/o Claire Giraut
Executive Vice President,
Chief Financial Officer

IPSEN
Innovation for patient care

Press release

Ipsen's first quarter 2007 sales

- **+7.0% growth in Group sales, +9.4% growth in volume sold**
- **Strong dynamics in strategic targeted therapeutic areas: +12.8%**
- **Solid growth outside the five Major Western European Countries: +20.7%**

Paris, 3 May 2007 - Ipsen (Euronext: IPN), reported today its sales for the first quarter 2007.

First quarter unaudited IFRS consolidated sales

(in million euros)	*2007*	*2006*	*% change*
Targeted Therapeutic Areas	121.2	107.4	*12.8%*
Primary care	96.8	97.3	*(0.6%)*
Total Drug Sales	**218.0**	**204.7**	***6.4%***
Drug-related Sales	**8.7**	**7.1**	***24.0%***
Group Sales	**226.7**	**211.8**	***7.0%***

Note: From January 1, 2007, the Group reports its former "Other Drug" sales in the Primary care sales in order to improve readability. This change has no impact on overall Group sales. "Other drug" sales amounted to €1.0 million for the first quarter 2007 compared with €1.3 million a year ago. 2006 numbers are presented accordingly.

First quarter 2007 sales highlights

For the first quarter 2007, Group sales reached €226.7 million, up 7.0% year-on-year (or up 7.2% excluding foreign exchange impacts). This increase was fuelled by the strong growth in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), up 12.8% year on year. Ipsen's endocrinology and oncology franchises notably, up 26.3% and 10.1% respectively over the period, continued to show a robust performance. Primary care products remained roughly stable, despite the performance of Ginkor Fort® in France, down 26.2% year-on-year, suffering from the reduction of its reimbursement rate from 35% to 15% as well as a 15% price reduction enforced in February 2006. Excluding Ginkor Fort®, Group sales grew by 8.9% year-on-year. **Volumes grew by 9.4%,** with price pressure negatively impacting Ipsen's consolidated sales growth by 2.2 points, representing a negative impact of €4.6 million.

For the first quarter 2007, sales generated in the **Major Western European countries** amounted to €138.8 million, stable year-on-year. Strong sales in the United Kingdom and in Italy despite negative price impacts, were offset by decreasing sales in France led by Ginkor Fort® and by stable sales in Spain and Germany. Sales in the Major Western countries represented 61.2% of total consolidated Group sales versus 65.6% a year ago. **In Other European countries,** sales reached €52.7 million, up 17.3% year-on-year. Central and Eastern Europe, Greece, Scandinavia performed well, while negative price impacts mainly in Poland and Romania. **In the Rest of the World,** sales reached €35.2 million, up 26.1% year-on-year, driven notably by strong sales of Decapeptyl® in the Middle East, good performance of Smecta® in China and strong drug-related sales mainly in South Korea.

Commenting on the performance in the first quarter of 2007, **Jean-Luc Bélingard, Chairman and Chief Executive Officer of Ipsen**, stated: *"The strong performance in the first quarter of 2007 is consistent with our full-year sales growth objective. During this quarter, we have continued to rigorously execute our strategy, notably through the agreement with Galderma for the development and commercialization of our botulinum toxin type A in aesthetic medicine use in Europe and other territories and through the licensing-in of Adrovance™ from MSD for our primary care franchise in France."*

About Ipsen

Ipsen is an innovation driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four Research and Development centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2006, R&D expenditure was €178.3 million, i.e. 20.7% of consolidated sales, which amounted to €861.7 million while total revenues amounted to €945.3 million (in IFRS). 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen' s shares are eligible to the "Système à Règlement Différé" ("SRD") and the Group is part of the SBF 250 index. For more information on Ipsen, visit our website at www.ipsen.com.

Forward-looking statements

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des Marchés Financiers.

For further information:

Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
E-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

APPENDIX

Major developments in the period under review

- During the first quarter 2007, Ipsen completed important strategic milestones for its development:

On January 15, 2007, Ipsen announced that the Food and Drug Administration (FDA) accepted the filing of its NDA for Somatuline® Autogel® (60, 90, 120 mg) in the United States as 28-day sustained-release formulation to treat patients with acromegaly.

On January 24, 2007, Ipsen announced it acquired an international patent application owned by Erasmus University Medical Center Rotterdam, the Netherlands, for the co-administration of a somatostatin analogue with a growth hormone antagonist for the treatment of acromegaly.

On January 30, 2007, Ipsen and MSD announced the signing of a co-marketing agreement under which MSD grants Ipsen the marketing rights in France for Adrovance™, a fixed combination of alendronate sodium and cholecalciferol (vitamin D3), indicated for the treatment of postmenopausal osteoporosis in patients at risk of vitamin D deficiency.

On February 20, 2007, following a decision of its Board of Directors dated January 25, 2007 to cover 533,334 stock options granted pursuant to Articles L.225-177 et seq. of the French Commercial Code in the framework of its share buyback programme which was implemented on June 2, 2006, Ipsen entered into an agreement with a financial institution relating to the implementation of this programme for a period of approximately 6 months.

On February 26, 2007, Ipsen and Galderma announced that they had entered into a partnership for the development, promotion and distribution of Ipsen's botulinum toxin type A for use in aesthetic medicine indications in Europe and certain other territories.

- During the first quarter 2007, European Governments continued to roll out administrative measures aimed at reducing heathcare spending, potentially impacting Ipsen's sales and earnings performance:

In France, on October 25, 2006, the Minister of Health and Solidarities decided to maintain the class of vasodilators, among which Tanakan® on the list of reimbursable drugs and to keep their reimbursement rate by the French Social Security at 35%. Furthermore, the Minister has asked the *Comité Économique des Produits de Santé* to implement a price cut of **up to** 20% to these drugs by the end of January 2007. As of May 3, 2007, the price cut has not been implemented.

The French authorities have also announced a reimbursement rate cut - to 35% from 65% - along with a 7% price reduction on Pfizer's Artotec®, the promotion of which is carried out by Ipsen since 2006. These measures have been implemented on January 1, 2007. On the contrary, the 2007 sales tax on pharmaceutical companies has been reduced, as of January 1, 2007 to 1.0% from 1.76% in 2006.

In Italy, the Italian Medicines Agency (Agenzia Italiana del Farmaco - AIFA) has approved a new "pay-back" system that is intended to spread the savings from last year's mandatory 5% price cut among regional authorities and then reintroduce the prices, effective on September 30, 2006, starting from March 1, 2007.

In Portugal, Heath authorities enforced from February 1, 2007 price cuts between -6.0 % and -8.0% on all reimbursed primary care products.

Comparison of consolidated sales in the first quarters 2007 and 2006 (unaudited)

	1st quarter		
(in thousand euros)	*2007*	*2006*	*% change*
Targeted Therapeutic Areas	121,185	107,411	*12.8%*
Primary care	96,764	97,349	*(0.6%)*
Total Drug Sales	**217,949**	**204,760**	***6.4%***
Drug-related Sales	**8,744**	**7,051**	***24.0%***
Group Sales	**226,693**	**211,811**	***7.0%***

First quarter 2007 sales highlights

For the first quarter 2007, Group sales reached €226.7 million, up 7.0% year-on-year (first quarter 2006, €211.8 million) and 7.2% excluding foreign exchange impacts. This increase was fuelled by the strong growth in Targeted Therapeutic Areas (oncology, endocrinology and neuromuscular disorders), up 12.8% year on year. Ipsen's endocrinology and oncology franchises notably, up 26.3% and 10.1% year-on-year respectively, continued to show a robust performance. Primary care products remained roughly stable year-on-year, despite the performance of Ginkor Fort® in France, down 26.2% year-on-year, suffering from the reduction of its reimbursement rate from 35% to 15% as well as a 15% price reduction enforced in February 2006. Excluding Ginkor Fort®, Group sales grew by 8.9% year-on-year.

For the first quarter 2007, volumes grew by 9.4% year-on-year, with price pressure negatively impacting Ipsen's consolidated sales growth by 2.2 points, representing a negative impact of €4.6 million.

Sales by therapeutic areas and products

The following table shows sales by therapeutic areas and products for the first quarters 2007 and 2006:

	1st quarter		
(in thousand euros)	*2007*	*2006*	*% change*
Oncology	61,145	55,546	*10.1%*
of which Decapeptyl® (1)	*61,135*	*55,516*	*10.1%*
Endocrinology	31,520	24,952	*26.3%*
of which Somatuline® (1)	*25,217*	*21,760*	*15.9%*
NutropinAq® (1)	*5,742*	*2,926*	*96.2%*
Neuromuscular disorders	28,520	26,913	*6.0%*
of which Dysport® (1)	*28,520*	*26,913*	*6.0%*
Targeted therapeutic areas	**121,185**	**107,411**	***12.8%***
Gastroenterology	42,537	40,344	*5.4%*
of which Smecta®	*22,863*	*21,254*	*7.6%*
Forlax®	*11,897*	*11,582*	*2.7%*
Cognitive disorders	31,023	31,855	*(2.6%)*
of which Tanakan®	*31,023*	*31,855*	*(2.6%)*
Cardiovascular	22,233	23,825	*(6.7%)*
of which Nisis & Nisisco®	*11,801*	*11,020*	*7.1%*
Ginkor Fort®	*8,398*	*11,378*	*(26.2%)*
Other Primary Care products	971	1,325	*(26.7%)*
Primary care	**96,764**	**97,349**	***(0.6%)***
Total Drug sales	**217,949**	**204,760**	***6.4%***
Drug-related sales	**8,744**	**7,051**	***24.0%***
Group Sales	**226,693**	**211,811**	***7.0%***

(1) Peptide- or protein-based products

Note: From January 1, 2007, the Group reports its former "Other Drug" sales in the Primary care sales in order to improve readability. This change has no impact on overall Group sales. "Other drug" sales amounted to €1.0 million for the first quarter 2007 compared with €1.3 million a year ago. 2006 numbers are presented accordingly.

For the first quarter 2007, drug sales reached €217.9 million, representing 96.1% of the Group's consolidated sales (96.7% for the first quarter 2006), up 6.4% year-on-year (up 6.6% excluding foreign exchange impacts). Drug-related sales amounted to €8.7 million in 2006, up 24.0% year-on-year (up 25.2% excluding foreign exchange impacts).

Products in targeted therapeutic areas

For the first quarter 2007, sales of products in the Group's targeted therapeutic areas reached €121.2 million, up 12.8% year-on-year (first quarter 2006, €107.4 million), representing 53.5% of the Group's consolidated sales, against 50.7% a year earlier.

- **Within the oncology franchise, Decapeptyl®** sales reached €61.1 million, up 10.1% year-on-year (first quarter 2006, €55.5 million) despite negative administrative measures impacting Decapeptyl® prices mainly in Italy and Poland. Volume growth reached a solid 15.0%, thanks to good performance in the Middle-East and Italy, partly due to re-stocking effect at the hospital level in Italy.

- **In endocrinology,** sales reached €31.5 million, up 26.3% year-on-year (first quarter 2006, €25.0 million). NutropinAq® continued to show a good performance in its fourth year of commercialization, with sales amounting to 18.2% of total sales in endocrinology, against 11.7% a year earlier.

  Somatuline® -- Sales reached €25.2 million, up 15.9% year-on-year (first quarter 2006, €21.8 million), with a double digit growth in nearly all markets.

  NutropinAq® -- Sales reached €5.7 million, almost doubling year-on-year (first quarter 2006, €2.9 million), with strong performances in all markets where the product is marketed.

- **Within the neuromuscular disorders franchise, Dysport®** sales reached €28.5 million, up 6.0% year-on-year (first quarter 2006, €26.9 million), driven mainly by continued double digit growth in Eastern Europe, South Korea, the United Kingdom, France and Spain despite negative price pressure in the United Kingdom and Poland. Sales of Dysport® in Germany during the first quarter 2007 were down 19.5% compared with an exceptional high baseline in the first quarter 2006 when wholesalers built stocks in anticipation of a change in the legislation modifying previous favourable commercial terms.

- With sales of **Decapeptyl®**, **Dysport®**, **Somatuline®** and **NutropinAq®**, Ipsen's peptide- or protein-based products sales reached €120.6 million for the first quarter 2007, representing 53.2% of Group consolidated sales, up 12.6% year-on-year (for the first quarter 2006, sales amounted to €107.1 million, representing 50.6% of the Group's consolidated sales).

Primary care products

For the first quarter 2007, sales of primary care products reached €96.8 million, slightly down 0.6% year-on-year (first quarter 2006, €97.3 million) impacted by the performance of the sales of Ginkor Fort® in France. Excluding Ginkor Fort®, sales of primary care products reached €88.4 million, up 2.8% year-on-year (first quarter 2006, €86.0 million).

- **In gastroenterology,** sales reached €42.5 million, up 5.4% year-on-year (first quarter 2006, €40.3 million).

  Smecta® – Sales reached €22.9 million, up 7.6 % year-on-year (first quarter 2006, €21.3 million), due to strong growth in Eastern Europe and Asia, notably in Russia and in China.

  Forlax® -- Sales reached €11.9 million, up 2.7% year-on-year (first quarter 2006, €11.6 million). Sales of Forlax® in France, representing 76.5% of total sales, were stable whereas other markets were up by 15.6%.

- **Within the cognitive disorders area, Tanakan®** sales reached €31.0 million, down 2.6% year-on-year (first quarter 2006, €31.9 million). Strong growth in Russia was more than offset by decreasing sales in France, which represented 64.7% of total Tanakan® sales in the first quarter 2007 compared with 70.0% a year earlier.

- **In the cardiovascular area,** sales amounted to €22.2 million, down 6.7% year-on-year (first quarter 2006, €23.8 million).

  Nisis® and Nisisco® -- Sales reached €11.8 million, up 7.1% year-on-year (first quarter 2006, €11.0 million). Nisis® and Nisisco® performed well despite high competitive pressure and continued to gain market share.

  Ginkor Fort® -- Sales amounted to €8.4 million, down 26.2% year-on-year compared with a first quarter 2006 which included only partially the negative impacts of the price cut and reduction of the reimbursement rate by the Social Security implemented on February 1, 2006 by the French Government.

- **Other primary care products**, generated sales of €1.0 million during the quarter, against €1.3 million a year earlier, due to the discontinuation of the sale of some non-strategic products in Eastern Europe.

<u>**Drug-related activities**</u>

For the first quarter 2007, drug-related sales (active ingredients and raw materials) were up 24.0% to €8.7 million, notably due to higher sales of active ingredients in South Korea. Sales of medicinal natural extracts have also returned to a more normative level after a low first quarter last year.

Sales by geographical region

Group sales by geographical region for the first quarters 2007 and 2006 were as follows:

	1st quarter		
(in thousand euros)	*2007*	*2006*	*% change*
France	84,793	89,024	*(4.8%)*
Spain	14,010	13,902	*0.8%*
Italy	18,558	16,781	*10.6%*
Germany	11,685	11,540	*1.3%*
United Kingdom	9,782	7,753	*26.2%*
Major Western European countries	**138,828**	**139,000**	**(0.1%)**
Other European countries	**52,657**	**44,889**	**17.3%**
Asia	20,866	17,775	*17.4%*
Other countries in the rest of the world	14,342	10,147	*41.3%*
Rest of the world	**35,208**	**27,922**	**26.1%**
Group Sales	**226,693**	**211,811**	**7.0%**

- For the first quarter 2007, sales generated in the **Major Western European countries** amounted to €138.8 million, stable year-on-year (first quarter 2006, €139.0 million). Strong sales in the United Kingdom, and in Italy despite negative price impacts, were offset by decreasing sales in France led by Ginkor Fort® and by stable sales in Spain and Germany. Sales in the Major Western countries represented 61.2% of total consolidated Group sales for the first quarter 2007 compared with 65.6% a year ago.

  France -- Sales reached €84.8 million, down 4.8% year-on-year (first quarter 2006, €89.0 million). Sales in France were affected by the performance of Ginkor Fort® as explained

above. The weight of France in the Group's consolidated sales continued to decline, and represented 37.4% of total Group sales during the first quarter 2007 against 42.0% during the first quarter 2006).

Spain -- Sales reached €14.0 million, stable year-on-year (first quarter 2006, €13.9 million). The whole pharmaceutic market was temporally impacted during that period by a temporary de-stocking effect by wholesalers due to price cuts enforced in March 2007 on certain drugs, non of which impacted Ipsen's products directly.

Italy -- Sales reached €18.6 million, up 10.6% year-on-year (first quarter 2006, €16.8 million), driven mainly by strong volume growth of sales to hospitals of Decapeptyl®, Somatuline® and NutropinAq®, partially offset by a negative price impact of €1.5 million on Decapeptyl®.

Germany -- Sales reached €11.7 million, up 1.3% year-on-year (first quarter 2006, €11.5 million). The good performances of Decapeptyl® and NutropinAq® were partially offset by a volume decrease on Dysport® compared to strong first quarter sales last year.

United Kingdom -- Sales reached €9.8 million, up 26.2% (+22.8% excluding foreign exchange impacts) year-on-year (first quarter 2006, €7.8 million), driven by strong growth on all products, notably on Decapeptyl® and NutropinAq® while Dysport® and Somatuline® sales remained solid.

- **In Other European countries,** sales for the first quarter 2007 reached €52.7 million, up 17.3% year-on-year (first quarter 2006, €44.9 million). Central and Eastern Europe, Greece, Scandinavia performed well, while negative price impacted performance, mainly in Poland and Romania. Other European countries represented 23.2% of total consolidated Group sales, against 21.2% a year earlier.
- **In the Rest of the World,** sales for the first quarter 2007 reached €35.2 million, up 26.1% year-on-year (first quarter 2006, €27.9 million), driven notably by strong sales of Decapeptyl® in the Middle East, good performance of Smecta® in China and strong drug-related sales mainly in South Korea. Countries in the rest of the World represented 15.5% of total consolidated Group sales, against 13.2% a year earlier.

IPSEN
Innovation for patient care

Communiqué de presse

Assemblée générale mixte du 6 juin 2007
Modalités de mise à disposition des documents préparatoires

Paris (France), le 2 mai 2007 – Les actionnaires de la société sont invités à participer à l'Assemblée Générale Mixte qui se tiendra le :

6 juin 2007 à 9h00
Au Salon Montaigne du Pavillon Kléber 7 rue Cimarosa - 75116 Paris

L'avis de réunion valant avis de convocation comportant l'ordre du jour et les projets de résolutions, est publié au BALO du 2 mai 2007.

Les documents prévus à l'article R225-83 du code de commerce sont tenus à la disposition des actionnaires à compter de la convocation de l'assemblée, conformément aux dispositions réglementaires applicables :

- Tout actionnaire nominatif peut, jusqu'au cinquième jour inclusivement avant l'assemblée, demander à la société ou à la Société Générale, Département des titres, 32 rue du Champ de Tir, BP 81236 – 44312 Nantes cedex 3 (télécopie : 02 51 85 57 01) de lui envoyer ces documents, le cas échéant à sa demande expresse par voie électronique. Pour les titulaires d'actions au porteur, l'exercice de ce droit est subordonné à la fourniture d'une attestation d'inscription dans les comptes de titres au porteur tenus par l'intermédiaire habilité,

- Tout actionnaire peut en prendre connaissance au siège.

A propos d'Ipsen
Ipsen est un groupe pharmaceutique international spécialisé tourné vers l'innovation qui commercialise actuellement plus de 20 médicaments et rassemble près de 4 000 collaborateurs dans le monde. La stratégie de développement du Groupe repose sur une complémentarité entre les produits des domaines thérapeutiques ciblés (oncologie, endocrinologie et désordres neuromusculaires), moteurs de sa croissance, et les produits de médecine générale qui contribuent notamment au financement de sa recherche. Cette stratégie est également complétée par une politique active de partenariats. La localisation de ses quatre centres de Recherche & Développement (Paris, Boston, Barcelone, Londres) lui permet d'être en relation avec les meilleures équipes universitaires et d'accéder à un personnel de grande qualité. En 2006, les dépenses de R&D ont atteint 178,3 millions d'euros, soit 20,7 % du chiffre d'affaires consolidé qui s'est élevé à 861,7 millions d'euros. Le produit des activités ordinaires, selon les normes IFRS, s'est établi à 945,3 millions d'euros la même année. 700 personnes sont affectées aux activités de R&D, avec pour mission la découverte et le développement de médicaments innovants au service des patients. Les actions Ipsen sont négociées sur le compartiment A du marché Eurolist by Euronext™ (mnémonique : IPN, code ISIN : FR0010259150). Ipsen est membre du SRD (« Système à Règlement Différé ») et fait partie du SBF 250. Le site Internet d'Ipsen est www.ipsen.com.

IPSEN
Innovation for patient care

Avertissement
Les déclarations prospectives et les objectifs contenus dans cette présentation sont basés sur la stratégie et les hypothèses actuelles de la Direction. Ces déclarations et objectifs dépendent de risques connus ou non, et d'éléments aléatoires qui peuvent entraîner une divergence significative entre les résultats, performance ou événements effectifs et ceux envisagés dans ce communiqué. Sous réserve des dispositions légales en vigueur, Ipsen ne prend aucun engagement de mettre à jour ou de réviser les déclarations prospectives ou objectifs visés dans le présent communiqué afin de refléter les changements qui interviendraient sur les évènements, situations, hypothèses ou circonstances sur lesquels ces déclarations sont basées. L'activité d'Ipsen est soumise à des facteurs de risques qui sont décrits dans ses documents d'information enregistrés auprès de l'Autorité des marchés financiers.

Pour plus d'information :
Didier Véron
Directeur des Affaires Publiques et de la Communication
Tél.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
e-mail: didier.veron@ipsen.com

David Schilansky
Directeur des Relations Investisseurs
Tél.: +33 (0)1 44 30 43 88 - Fax: +33 (0)1 44 30 43 21
e-mail: david.schilansky@ipsen.com

IPSEN
42, rue du Docteur Blanche – 75016 PARIS
Société Anonyme au capital de 84.024.683 €
419 838 529 RCS Paris – TVA FR 87 419 838 529 – Code APE 741J

IPSEN
Innovation for patient care

FEES PAID BY THE GROUP TO THE STATUTORY AUDITORS AND MEMBERS OF THEIR NETWORKS

In accordance with article 222-8 of the *Règlement Général de l'Autorité des Marchés Financiers*

	Deloitte & Associés				KPMG Audit			
	Amount (excl.VAT)		%		Amount (excl.VAT)		%	
(in thousands of euros)	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Audit								
Statutory audit, certification, review of separate and consolidated financial statements								
Issuer	121	1,024	22 %	74 %	364	1,194	32 %	67 %
Fully consolidated subsidiaries	420	331	78 %	24 %	619	503	55 %	28 %
Other work and services directly related to the statutory audit								
Issuer								
Fully consolidated subsidiaries		30		2 %				
Sub-total	**541**	**1,385**	**100 %**	**100 %**	**983**	**1,697**	**87 %**	**95 %**
Other services provided by the network to fully consolidated subsidiaries								
Legal, fiscal and payroll					147	83	13 %	5 %
Other								
Sub-total					**147**	**83**	**13 %**	**5 %**
Total	**541**	**1,385**	**100 %**	**100 %**	**1,130**	**1,780**	**100 %**	**100 %**

Press release

Combined general meeting on June 6, 2007
Availability of preliminary documents

Paris (France), 2 May 2007 – The company's shareholders are invited to take part in the Combined General Meeting to be held on:

June 6, 2007 at 9.00 a.m.
In the Salon Montaigne - Pavillon Kléber – 7, rue Cimarosa - 75116 Paris (France)

The notice of meeting was published in the BALO (*Bulletin des Annonces Légales Obligatoires* – Bulletin of Compulsory Legal Announcements) dated 2 May 2007. It acts as an official notice and includes the agenda and draft resolutions.

Documents required under Article R225-83 of the French Commercial Code are made available to shareholders from the date on which the general meeting is convened, in accordance with current statutory provisions.

- Up to and including the fifth day before the meeting, any registered shareholder may ask the Company or the Société Générale, Département des titres, 32 rue du Champ de Tir, BP 81236 – 44312 Nantes CEDEX 3 (France) (fax: +33 (0)2 51 85 57 01) to mail him/her copies of these documents or, if need be, to e-mail them if expressly requested. Holders of bearer shares may only receive documents if they provide a certificate showing that said shares are listed on the bearer securities trading account that is held by the authorised intermediary,

- Any shareholder may consult the documents at the company Head Office.

About Ipsen
Ipsen is an innovation driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four Research and Development centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2006, R&D expenditure was €178.3 million, i.e. 20.7% of consolidated sales, which amounted to €861.7 million while total revenues amounted to €945.3 million (in IFRS). 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen' s shares are eligible to the "Système à Règlement Différé" ("SRD") and the Group is part of the SBF 250 index. For more information on Ipsen, visit our website at www.ipsen.com.

Forward-looking statements
The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein.

Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des marchés financiers.

For further information:
Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
E-mail : didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

IPSEN
42, rue du Docteur Blanche – 75016 PARIS
Société Anonyme au capital de 84.024.683 €
419 838 529 RCS Paris – TVA FR 87 419 838 529 – Code APE 741J

IPSEN
Innovation for patient care

Press release

Ipsen appoints Sean McKercher as Vice President of Commercial Development in North America

Paris (France), 16 April 2007 - Ipsen (Euronext: FR0010259150; IPN) today announced the appointment of Sean McKercher to the company's newly established position of Vice President of Commercial Development in North America, effective immediately. Ipsen created this new position as a result of the strong development of its commercial activities and partnerships in this region and in order to better seize the large business opportunities that arise in North America.

In his new role, Sean McKercher will report to Christophe Jean, Ipsen's Executive Vice President and Chief Operating Officer, and will be based in the company's Boston office. Sean McKercher will be responsible to oversee the management of the company's various U.S. drug partnerships and participate in the development of Ipsen's North American business strategy and its implementation.

Sean has 25 years of experience in the pharmaceutical industry, most recently with Abbott Laboratories. While at Abbott Lab's he served in many leadership roles including Business Unit Manager Specialty Pharmaceuticals Abbott Canada, Commercial Director Pacific/Asia/Africa Region, General Manager South Africa and Region Africa prior to his most recent set of roles in Abbott's US pharmaceutical division. While in the US he was General Manager of the Strategic Alliance Franchise, Abbott's $2 billion in sales co-promotion agreement with Boehringer Ingelheim, General Manager for Abbott's leading antibiotic Biaxin and most recently General Manager of Marketing and Sales Operations where he led a team of 200 people in providing support to all of Abbott's U.S. pharmaceutical commercial teams.

About Ipsen
Ipsen is an innovation driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four Research and Development centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2006, R&D expenditure was €178.3 million, i.e. 20.7% of consolidated sales, which amounted to €861.7 million while total revenues amounted to €945.3 million (in IFRS). 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen' s shares are eligible to the "Système à Règlement Différé" ("SRD") and the Group is part of the SBF 250 index. For more information on Ipsen, visit our website at www.ipsen.com.

IPSEN
Innovation for patient care

Forward-looking statements
The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein.

Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des marchés financiers.

For further information:
Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
E-mail : didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

Innovation for patient care

Press release

Appointment of Eric Drapé as Executive Vice President, Manufacturing and Supply Organisation

Paris (France), 3 April 2007 – Ipsen (Euronext: FR0010259150; IPN) today announced the appointment with effect from 2nd May 2007, of Eric Drapé as Executive Vice-President, Manufacturing and Supply Organisation and member of Ipsen's Executive Committee. This appointment is within the context of the retirement of Peter Wilson.

Peter Wilson will continue to work with the company in an advisory role providing consultative assistance on matters principally related to Ginkgo Biloba extract (EGb 761®) activities.

Eric Drapé, who is 45 years old, joins Ipsen having spent the prior 16 years at Novo Nordisk, serving since 2004 as Senior Vice President of the company's Diabetes Finished Products division, responsible for 6 plants (in the USA, Brazil, France and Denmark) and 3,800 employees. Prior to this post, he was Vice President of Product Supply, at Chartres (France) and before that, Vice President of Quality International Operations and Quality Support. Eric Drapé completed his Doctorate in Pharmacy in 1986 at *Université Paris XI*, and finished his DESS (Analytical Control of Drugs) in 1987. He also received his MBA in 1999 from the Scandinavian International Management Institute in Copenhagen.

About Ipsen
Ipsen is an innovation driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four Research and Development centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2006, R&D expenditure was €178.3 million, i.e. 20.7% of consolidated sales, which amounted to €861.7 million while total revenues amounted to €945.3 million (in IFRS). 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen' s shares are eligible to the "Système à Règlement Différé" ("SRD") and the Group is part of the SBF 250 index. For more information on Ipsen, visit our website at www.ipsen.com.

Forward-looking statements
The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein.

Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable

law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des marchés financiers.

For further information:
Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
E-mail : didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

END